SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                     SEC FILE NUMBER     0-18902
                                                     CUSIP NUMBER    421935 10 7

(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
                  For Period Ended:  June 30, 1997
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Health Risk Management, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
               8000 West 78th Street
City, State and Zip Code
               Minneapolis, Minnesota  55439
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The  subject  annual  report,  semi-annual  report,  transition
[ X ] report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K to which this Form 12b-25 relates involves financial information of the Registrant and its subsidiaries. The Registrant requires more time than was originally anticipated to receive and resolve certain client financial information and complete an accurate Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Thomas P. Clark                            (612)    829-3755
                  (Name)                           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                         [ X ]  Yes   [   ]  No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [ * ] Yes [ * ] No

         *Resolution  of certain  client  financial  information  may affect the results of operations for the fiscal year ending June 30, 1997 depending on the ultimate quantification of such financial information and, therefore, the Registrant cannot at this time reliably estimate the significance such resolution may have on the results of operations.

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          HEALTH RISK MANAGEMENT, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   September 29, 1997               By /s/ T. P. Clark
                                        Thomas P. Clark, Chief Financial Officer